BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

08000730

February 5, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *MONTRÉAL, NOVEMBER 28, 2007* – Bombardier appoints new President and Chief Executive Officer

BOMBARDIER AEROSPACE

- *Toronto, November 14, 2007* – Adria Airways orders Bombardier CRJ900 Nextgen and CRJ1000 Nextgen airliners
- *Toronto, November 20, 2007* – Bombardier sells four CRJ700 Nextgen Regional jets to Gojet Airlines
- *Toronto, November 20, 2007* – Quantas places firm order for 12 Bombardier Q400 turboprops
- *Montréal, November 26, 2007* – Bombardier sells four of its Bombardier 415 amphibious firefighting aircraft

- *Toronto, November 30, 2007* – Bombardier and Skywest Inc. announce a transaction for 22 CRJ Nextgen jets

- *Montréal, January 17, 2008* – Bombardier sells four Global 5000 jets for operation with the German Ministry of Defense

<u>BOMBARDIER TRANSPORTATION</u>

- *Berlin, November 9, 2007* – Bombardier awarded fleet operations contract with Go Transit in Toronto.

- *Berlin, November 27, 2007* – Bombardier to supply 35 Bombardier TRAXX locomotives to Angel Trains

- *Berlin, December 4, 2007* – RET (Rotterdam) awarded Bombardier with a contract for the delivery of 43 light rail metro vehicles valued at 140 million euros

- *Berlin, December 13, 2007* – Bombardier to supply 69 turbostar cars to Porterbrook Leasing in 129 million euros contract for the UK

- *Berlin, December 18, 2007* – Bombardier to supply 160 multilevel commuter rail cars in Montréal

- *Berlin, December 19, 2007* – Bombardier to provide fleet provision and maintenance for East Midlands Train

- *Berlin, December 20, 2007* – Deutsche Bahn orders 64 double-deck coaches for Schleswig-Holstein in Germany

- *Berlin, December 21, 2007* – Bombardier wins 87 million euro fleet maintenance contract with Go Transit in Toronto

- *Berlin, January 22, 2008* – Bombardier signs agreement with STIB for a total of 102 additional trams for Brussels

- *Berlin, January 25, 2008* – Bombardier extends maintenance contract with HSBC Rail in the UK

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER APPOINTS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

Montréal, November 28, 2007 – Bombardier's Board of Directors announced today the appointment of Mr. Pierre Beaudoin as President and Chief Executive Officer of Bombardier Inc. effective June 4, 2008, date of the next annual general meeting of shareholders. Mr. Laurent Beaudoin will remain as Chairman of the Board.

"The Bombardier Board of Directors is confident Pierre Beaudoin will lead the Corporation successfully, just as he has done for the past six years as head of Bombardier Aerospace and previously as President and Chief Operating Officer (COO) of Bombardier Recreational Products," said Mr. Jean C. Monty, Bombardier Board member and Chairman of the Human Resources and Compensation Committee.

"We are announcing this change in leadership six months from now to allow for an orderly transition," added Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc.

"The Board of Directors wishes to thank Laurent Beaudoin for his outstanding contribution since his return as CEO three years ago," said Mr. Monty. "Under his leadership, Bombardier has regained momentum and is well positioned for future success."

Pierre Beaudoin has been with Bombardier for 22 years. He joined the Corporation in 1985 to help organize the Marine Products Division and was later named Vice-President of Product Development for Sea-Doo/Ski-Doo. From June 1992 to April 1996, he served successively as Executive Vice President and President of the Sea-Doo/Ski-Doo Division. He served as President and Chief Operating Officer (COO) of Bombardier Recreational Products from April 1996 to January 2001.

In February 2001, Pierre Beaudoin was appointed President of Bombardier Business Aircraft. He assumed the post of President and Chief Operating Officer of Bombardier Aerospace in October 2001. In December 2004, in addition to his duties as President and COO of Bombardier Aerospace, Pierre Beaudoin was appointed Executive Vice President of Bombardier Inc. and a member of the Office of the President. He was also named to the Bombardier Board of Directors.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

For Information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

ADRIA AIRWAYS ORDERS BOMBARDIER CRJ900 NEXTGEN AND CRJ1000 NEXTGEN AIRLINERS

Toronto, November 14, 2007 – Bombardier Aerospace announced today that Adria Airways of Ljubljana, Slovenia has signed a firm order for two *Bombardier CRJ900 NextGen* and one *CRJ1000 NextGen* regional jets. Adria is the fourth airline to order the *Bombardier CRJ1000 NextGen* aircraft, launched in February, 2007.

The value of the order based on the aircraft list prices is approximately $122.7 million U.S.

Adria Airways, a Star Alliance Regional carrier, has been a Bombardier customer since March, 1997 when it placed an order for two *CRJ200* 50-passenger regional jets. It currently operates seven of these aircraft as well as two 86-seat *CRJ900* jets that entered service in May, 2007.

"The *CRJ900* jet has allowed us to increase capacity beyond 50 seats and replace our larger jets on routes with insufficient capacity for them," said Tadej Tufek, Chief Executive Officer, Adria Airways. "Our *CRJ900 NextGen* aircraft will allow us to continue along this path.

"And we are delighted to be an early customer for the new *CRJ1000 NextGen* aircraft which promises significant operating cost advantages over other 100-seat jets as well as improved passenger comfort," added Mr. Tufek.

"We welcome Adria Airways as our newest *CRJ1000 NextGen* customer," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Adria will be operating our 50-, 86- and 100-passenger jetliners and will be taking advantage of the strong built-in *CRJ* family commonality."

Adria Airways is the *Bombardier CRJ* Recognized Service Facility in Europe, providing heavy maintenance on all models of the *CRJ Series*.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of Adria Airways *CRJ900 NextGen* and *CRJ1000 NextGen* aircraft will be available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR CRJ700 NEXTGEN REGIONAL JETS TO GOJET AIRLINES

Toronto, November 20, 2007 – Bombardier Aerospace announced today that GoJet Airlines of St. Louis, Missouri has signed a contract to acquire four *Bombardier CRJ700 NextGen* airliners.

The value of the firm order, based on the list price for the *CRJ700 NextGen* aircraft, is approximately $137.5 million U.S.

GoJet Airlines has been operating *CRJ700* jetliners since 2005 and currently has 15 of the aircraft in its fleet.

"Our passengers have high praise for the reliability, economy of operation and passenger comfort of the *Bombardier CRJ700* aircraft," said Richard Leach, President of Trans States Holdings, Inc., parent company of GoJet Airlines. "We look forward to introducing the *CRJ700 NextGen* aircraft with their all-new interiors and reduced costs of operation and maintenance."

"Our investment in the *CRJ NextGen* aircraft program is being quickly justified," said Steven Ridolfi, President, Bombardier Regional Aircraft. "GoJet Airlines is the 11th operator to order a *CRJ NextGen* airliner since the program was launched in the Spring of 2007."

Bombardier's *CRJ NextGen* aircraft are the next step in the evolution of the *CRJ Series*, the world's most successful family of regional aircraft. In February 2007, Bombardier launched the 100-seat *CRJ1000* regional jet, and a few months later, in May, announced that the interiors and windows for this aircraft would also be available in *CRJ700 NextGen* and *CRJ900 NextGen* regional jets.

In addition, compared to the classic *CRJ700* and *CRJ900* aircraft, the *CRJ700 NextGen* and *CRJ900 NextGen* regional jets offer reduced fuel consumption, lower trip operating costs and lower airframe direct maintenance costs. The *CRJ1000 NextGen* jet is currently in development and scheduled for initial deliveries late in 2009.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

Monique Klein

11/21/2007 08:32 AM

To: Catherine Torre/Corporate/Bombardier@Bombardier, Anne-Marie Trepanier/Corporate/Bombardier@Bombardier, Gabrielle Dube/Corporate/Bombardier@Bombardier, Helene Gariepy/Corporate/Bombardier@Bombardier

cc:

Subject:

J attends toujours ma feuille en retour pour certaines personnes.

Merci

Monique Klein

Technicienne comptable
Comptes à payer
514-861-5161 ext 3724

BOMBARDIER Inc
Montréal Qc

BOMBARDIER

PRESS RELEASE

QANTAS PLACES FIRM ORDER FOR 12 BOMBARDIER Q400 TURBOPROPS

Previously announced Qantas Airways commitment now firm order

Toronto, November 20, 2007 – Bombardier Aerospace announced today that Qantas Airways of Sydney, Australia has signed a firm order for 12 Bombardier *Q400* turboprop airliners on behalf of its QantasLink regional airline. Qantas has also taken options and purchase rights on an additional 24 Q*400* aircraft. Four of the 12 firm-order aircraft announced today represent conversions of existing aircraft options. On October 22, 2007 Bombardier Aerospace confirmed it was in discussions with Qantas Airways with regards to this transaction.

Based on the list price of the aircraft, the contract for the 12 firm *Q400* airliners is valued at approximately $339 million U.S.

"Our initial investment in the *Q400* in 2005 has resulted in new regional routes, an increase in capacity and reduced flight times on some routes by up to 20 per cent," said Narendra Kumar, Group General Manager, Regional Airlines, Qantas Airways. "These additional aircraft will be used to increase capacity and service frequency on key regional routes, as well as pursue new growth opportunities."

"This follow-on order is further evidence of the *Q400* airliner's value to the airlines that operate the aircraft," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Quite simply, no other regional turboprop aircraft matches its speed, passenger comfort and operating economics."

QantasLink currently operates seven *Q400* aircraft and another two ordered in January, 2007 are to be delivered in January, 2008.

Including the order announced today, Bombardier has received firm orders for 276 *Q400* airliners, with 164 having been delivered as of July 31, 2007.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of Qantas *Q400* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For Information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR OF ITS BOMBARDIER 415 AMPHIBIOUS FIREFIGHTING AIRCRAFT

Montréal, November 26, 2007 – Today, Bombardier Aerospace announced the sale of four *Bombardier 415* amphibious aircraft to an undisclosed customer. In addition to purchasing the four firefighting aircraft, the customer also purchased additional special mission equipment items to enhance the aircraft's capabilities.

The value of the order based on the aircraft list price is approximately $118.2 million U.S and will include spare parts provisioning, training and technical support. Deliveries of the aircraft will begin during the last quarter of fiscal year ended January 31, 2008, and will continue until 2009.

"Since its launch in 1994, the *Bombardier 415* has consistently proved itself to be a reliable and effective firefighting tool. The aircraft's unique operational capabilities and exceptional performance allow it to operate in the most rugged and demanding of circumstances, and is recognized around the world as the most effective firefighting aircraft available," said Michel Bourgeois, President, Bombardier Amphibious Aircraft.

"Having just gone through a summer that saw many areas around the world ravaged by forest fires, it is evident that the *Bombardier 415* aircraft, designed specifically for aerial firefighting, has a crucial role to play in the containment and suppression of fire. In addition, the aircraft's specialized capabilities were key in various humanitarian relief missions around the world over the years," added Mr. Bourgeois.

Since the first *Bombardier 415* amphibious aircraft was delivered in 1994, 65 *Bombardier 415* aircraft have been delivered to firefighting agencies in Croatia, France, Greece, Italy, Ontario, Québec and Spain. In addition, 67 *CL-215* amphibious piston aircraft remain in service fighting fires.

The *Bombardier 415* firefighter aircraft has a maximum speed of 224 mph (359 km/h). In an average mission of six nautical miles (11 kilometres) distance from water to fire, it can complete nine drops within an hour and deliver 14,589 U.S. gallons (55,233 litres) of fire suppressant. The aircraft is also offered in a multi-purpose version, the *Bombardier 415MP*, which can be used in a variety of specialized missions such as search and rescue, maritime patrol and environmental protection. Currently, a Greek *Bombardier 415* aircraft is equipped with the MP configuration.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Bombardier, 415, 415MP and *CL-215* are trademarks of Bombardier Inc. or its subsidiaries.

For information:
Sylvie Gauthier
Bombardier Aerospace
(514) 855-7983

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AND SKYWEST INC. ANNOUNCE A TRANSACTION FOR 22 CRJ NEXTGEN JETS

Toronto, November 30, 2007 – Bombardier Aerospace and SkyWest, Inc. announced today that SkyWest, Inc. of St. George, Utah has placed a firm order for 18 *CRJ700 NextGen* and four *CRJ900 NextGen* regional jets. The transaction also includes 22 options which SkyWest can apply to either aircraft.

This is the first order for *CRJ NextGen* aircraft by SkyWest, Inc., which through its SkyWest Airlines and Atlantic Southeast Airlines (ASA) subsidiaries, already operates the world's largest *CRJ* fleet with 363 aircraft. The fleet currently includes 244 *CRJ200*, 102 *CRJ700* and 17 *CRJ900* regional jets.

Based on aircraft list prices, the value of the firm order is approximately $773 million U.S.

The 18 *CRJ700 NextGen* aircraft, with 66 seats in a three-class configuration, will be operated under SkyWest's United Express banner, while the four *CRJ900 NextGen* jets, with 76 seats in a two-class arrangement, will be operated under SkyWest's Delta Connection banner. All aircraft will be flown by SkyWest Airlines, Inc.

"We are very excited to have SkyWest become the 12th customer to select the *CRJ NextGen* aircraft since the program was launched in May 2007," said Steven Ridolfi, President, Bombardier Regional Aircraft. "This firm order will bring SkyWest Inc.'s *CRJ* fleet to an impressive 385 aircraft, a true reflection of our successful partnership."

"This *CRJ NextGen* aircraft order builds on operational efficiencies and aircraft reliability that SkyWest has enjoyed for 15 years as a *CRJ* U.S. launch customer," said Jerry C. Atkin, Chairman and Chief Executive Officer, SkyWest, Inc. "SkyWest looks forward to showcasing the *NextGen* aircraft's enhancements to its passengers and employees."

Including the transaction announced today, Bombardier has recorded firm orders for 1,623 *CRJ Series* aircraft. As of October 31, 2007, 1,452 of these had been delivered to operators around the world.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of SkyWest *CRJ700 NextGen* and *CRJ900 NextGen* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information

John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

Michael J. Kraupp
SkyWest Inc.
(435) 634-3203

www.skywest.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR GLOBAL 5000 JETS FOR OPERATION WITH THE GERMAN MINISTRY OF DEFENCE

Montreal, Jan. 17, 2008 – Bombardier today announced the sale of four high-speed *Global 5000* jets, which will be operated by the German Ministry of Defence's (MoD) Special Mission Wing for VIP transport and Medical Evacuation (MedEvac) flights. The aircraft are scheduled for delivery in 2011.

The *Global 5000* jets were selected by the Federal Office for Defence Technology and Procurement in Germany (BWB), as part of a broader agreement regarding the modernization of the MoD's Special Mission Wing. Lufthansa Technik AG of Hamburg, Germany, is the prime contractor for the overall agreement, which also includes the purchase of two Airbus A319 Corporate Jetliners. The six new aircraft will replace the MoD's existing fleet of *Challenger 601* aircraft.

"Bombardier has a long standing relationship with the German Ministry of Defence, a *Challenger* aircraft operator for more than 20 years. We are delighted that they have once again selected Bombardier aircraft for their Special Mission Wing and to fly German government and parliamentary officials," said Derek Gilmour, vice-president, sales and marketing, Bombardier Aircraft Services. "The *Global 5000* jet is the best suited aircraft to meet the BWB tender's 12-seat jet requirement, which includes intercontinental range and the ability to reconfigure the interior to MedEvac capabilities when required."

The high-speed *Global 5000* jet features an intercontinental range of up to 4,800 nautical miles (8,890 km)*, a superior short field performance and a high-cruise speed of up to Mach 0.89 (950 km/h). The MoD's *Global 5000* jets will feature a 12 to 13-passenger seating configuration and the MedEvac cabin re-configuration possibilities will include the option to carry an intensive care patient transport unit.

As the prime contractor for the procurement contract with the BWB, Lufthansa Technik is responsible for the purchase and technical support of the six aircraft, as well as the completion of the two Airbus A319 Corporate Jetliners. The four *Global 5000* jets will be completed at Bombardier's *Global* aircraft completion centre in Montreal and Lufthansa Bombardier Aviation Services in Berlin will provide technical support for the jets.

German Operating Aircraft Leasing GmbH & CO.KG (GOAL), a joint venture of Deutsche Lufthansa AG and KG Allgemeine Leasing, is acting as subcontractor for Lufthansa Technik AG with respect to the acquisition of the four Global 5000 aircraft.

Fastest time ever recorded for a civil flight between Berlin and Washington, DC
A *Global 5000* jet set a new speed record on October 21, 2007, flying 3,652 nautical miles (6,765 km) non-stop from Berlin to Washington, DC, in just eight hours, 17 minutes. This fourth National Aeronautic Association-sanctioned world record performance for the *Global 5000* jet represents the fastest time ever recorded for a civil flight between Berlin and Washington, DC.

Two of the previous three records were route/distance-proving flights. On July 16, 2004, a *Global 5000* aircraft flew 4,816 nautical miles (8,919 km) non-stop linking San Francisco-London in nine hours, 34 minutes, while on October 12, 2004, the same aircraft flew 4,597 nautical miles (8,513 km) non-stop against fierce headwinds linking Dublin-Las Vegas in nine hours, 55 minutes. Both previous records were performed at a speed of Mach 0.85 (562 mph; 904 km/h). The third was a transatlantic speed record. On June 11, 2005, a Global 5000 jet flew 3,510 nautical miles (6,500 km) non-stop, linking Chicago-Paris in just seven hours, 15 minutes.

The benefit of the aircraft's category-leading speed is most evident on non-stop intercontinental flights. Compared to other jets in its class, it trims up to a full hour from long distance routes such as Moscow-New York in nine hours, 29 minutes, Johannesburg-Geneva in 10 hours, Jeddah-Jakarta in nine hours, 53 minutes and Sao Paulo-Madrid in nine hours, 20 minutes*.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to editors

Statements about performance and design as stated in this document are solely based on projections and forecasts, and are subject to change without notice.

*Under certain operating conditions.

For information

Danielle Boudreau
Bombardier Business Aircraft
514-855-8149
danielle.boudreau@aero.bombardier.com

www.aero.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED FLEET OPERATIONS CONTRACT WITH GO TRANSIT IN TORONTO

COMMUTER RAIL SYSTEM ONE OF LARGEST IN NORTH AMERICA

Berlin, November 9, 2007 – Bombardier Transportation announced today it has received a contract to supply fleet operations services for the Greater Toronto Transit Authority (GO Transit) commuter rail system serving the city of Toronto and surrounding regions. The five-year contract, valued at an estimated 95 million euros ($140 million US, $130 million CDN), includes options for up to 15 additional years. Should GO Transit exercise all available options, the contract could reach an estimated value of 353 million euros ($519 million US, $483 million CDN).

GO Transit oversees one of the premier urban public transit systems in North America, carrying approximately 49 million passengers each year on bus and commuter rail services. It's rail transit system moves an estimated 165,000 passengers each weekday via 181 trains, seven lines, 57 stations and rail routes totalling more than 360 kilometers.

"We are very pleased to be extending our successful relationship with GO Transit, " said William Spurr, President, Bombardier Transportation – North America. "This is one of the most vibrant commuter rail operators in the Americas and a very important customer for our rapidly growing rail services business."

Bombardier has provided maintenance services to GO Transit's fleet of coaches and locomotives for more than a decade. Bombardier also supplied more than 400 *BiLevel* commuter rail coaches that make up the transit authority's commuter rail fleet. *BOMBARDIER* BiLevel** coaches are produced in Ontario, Canada at production facilities in Thunder Bay.

Under the contract, Bombardier will be responsible for train operations as well as management of train crews on six of GO Transit's seven commuter rail lines. Bombardier is scheduled to assume train operations in June 2008 and will begin preparations for the transition immediately. Bombardier will be recruiting for more than 100 train operator positions and several supervisory jobs.

"Our number one commitment is to manage a smooth transition and see that the thousands of commuters who rely on GO Transit each day get to their destinations safely and on time," said Mike Hardt, Vice President, Rail Services for Bombardier Transportation – North America. "We look forward to getting started."

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

Bombardier Rail Services in the Americas

- Bombardier's rail services business provides fleet maintenance and/or operations services for commuter rail systems in Los Angeles, Boston, New Jersey, Ottawa, Miami, San Diego and Sao Paulo, Brazil.

- Bombardier also provides equipment overhaul and refurbishment services for rail vehicles and components. Current projects are being carried out for transit authorities in New York, Boston, Maryland, Cleveland, Salt Lake City and Sao Paulo.

- Bombardier also supplies operations and maintenance services for fully automated rail systems and people movers in 12 North American cities.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO SUPPLY 35 BOMBARDIER TRAXX LOCOMOTIVES TO ANGEL TRAINS

ADDITIONAL 10-YEAR AGREEMENT FOR MAINTENANCE OF SNCB LOCOMOTIVE FLEET

Berlin, November 27, 2007 – Bombardier Transportation has won another major locomotive order for a private customer with an order for 35 *BOMBARDIER* TRAXX** locomotives from the pan-European leasing company, Angel Trains. This latest order for MS locomotives is an option from a Master Purchase Agreement concluded in March 2005. Combined with its initial order for 5 *TRAXX* locomotives, this brings a total of 40 similar units leased by Angel Trains to the Belgian National Railways' (SNCB) freight operating unit, B-Cargo.

At the same time, SNCB has retained Bombardier to maintain the 40 *TRAXX* locomotives for a period of 10 years. The maintenance contract covers both preventive and corrective maintenance, its planning and the full supply of spare parts. The particularity of this "wet lease" contract is that, whereas SNCB leases the locomotives from Angel Trains, Bombardier Transportation will both supply and maintain them. Maintenance will be done in a SNCB workshop by SNCB employees under the responsibility and following the instructions of Bombardier Transportation.

The total value of the contract for 40 locomotives (including the initial order of 5 *TRAXX* locomotives) and the maintenance contract amounts to approximately 175 million euros ($260 million US).

The 40 electric locomotives will provide cross-border services through Germany, Austria, Belgium and the Netherlands. The platform strategy of the *TRAXX* vehicle family, featuring a high percentage of common components, makes it particularly economic for use throughout Europe. Its modular construction means that the final configuration of the locomotives can be smoothly adapted to the respective areas of use and their infrastructure.

Final production of the multi-system locomotives will take place in Bombardier's Kassel plant. Bodyshells will be produced at Bombardier's Wrocław site in Poland, and bogies in Siegen. The locomotives will be powered by the renowned *BOMBARDIER* MITRAC** traction converters offering proven reliability and energy efficiency. The related control

system is the sophisticated *MITRAC* TCMS offering applications to secure safe and economically optimized traction power.

Belgian Railways CEO Marc Descheemaecker is looking forward to this partnership: "We are satisfied to be dealing with two companies which have demonstrated a high level of expertise, Bombardier Transportation and Angel Trains, and look forward to their active support over the next eighteen months, as we put this important fleet into service. This investment will allow B-Cargo to turn towards the international markets and to take an active part in the growing trade which will be generated by the harbour activities in the coming years"

Haydn Abbott, Managing Director, Angel Trains Group, welcomed this transaction stating: "From our base in Antwerp, it is fitting that our largest ever contract should have come from the Belgian railway, SNCB, with whom we are delighted to have transformed a small and recent contract into a large and long-term relationship. Together with Bombardier, we have provided a compelling combination of professional and flexible service and competitive economics, transforming the procurement philosophy of an important public sector railway".

Bombardier Transportation's Locomotive Division President, Edmund Schlummer, stated: "We are delighted that in yet another country, *TRAXX* locomotives have been chosen as the core fleet for freight traction. We are also pleased with the successful and ongoing partnership with Angel Trains. A total of 195 locomotives from the *TRAXX* platform have been ordered by Angel Trains for its pan-European locomotive leasing business, Angel Trains Cargo."

Laurent Troger, Vice President, Continental Europe, Bombardier Transportation, Services, commented: "This order is a fine example of Bombardier's commitment to the customer. With its know-how and advanced capabilities, Bombardier has the ability to maintain rolling stock assets that will last over an extended life time."

Note to editors:
Useful market and company background facts and contact details follow.

A **photo** is available in our Multimedia Library at:
http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

About Angel Trains
Angel Trains is a leading lessor of railway rolling stock in the UK and in Continental Europe, with aggregate investments of over € 6 billion. It has its group headquarters in London and other offices in Antwerp, Cologne, Derby, Madrid and Rome. Angel Trains is a wholly-owned subsidiary of The Royal Bank of Scotland Group, one of Europe's leading financial services groups.

About SNCB
SNCB is a Belgian public law company that organises the national and international rail transport of passengers and goods. SNCB also owns and manages the train fleet. The company employs over 18,300 people and realises a turnover of approximately 2.069 billion euro (2006). SNCB participates also in other companies like Eurostar, Thalys, IFB, TRW. While offering a reliable and market - orientated quality service SNCB plays a key role in the field of sustainable mobility.

**BOMBARDIER, TRAXX* and *MITRAC* are trademarks of Bombardier Inc. or its subsidiaries.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

Angel Trains Group
Jane Vincent - Head of Corporate Communications

Direct Line: +44 (0)20 7592 0525
Mobile: +44 (0)7767 642 930
Email: jane.vincent@angeltrains.com

- END -

BOMBARDIER

PRESS RELEASE

RET (ROTTERDAM) AWARDED BOMBARDIER WITH A CONTRACT FOR THE DELIVERY OF 43 LIGHT RAIL METRO VEHICLES VALUED AT 140 MILLION EUROS

FLEXITY SOLUTION FOR SMOOTH AND FAST COMMUTER OPERATIONS

Berlin, December 04, 2007 – Bombardier Transportation announced today that it has been awarded a contract from RET, the public transport operator of the Rotterdam region in The Netherlands, to design and build 43 *BOMBARDIER* FLEXITY** Swift vehicles. The contract is valued at approximately 140 million euros ($ 205 million US). An option for 21 additional vehicles is foreseen, depending on passenger increase and expansion of the RET network with the Hoekse line. Deliveries of the 43 vehicles are scheduled from June 2009 to February 2011.

The vehicles will operate on the Erasmus and Caland lines to provide quick and comfortable transportation in the Rotterdam area. They are of the same type as the 21 *FLEXITY* units that were ordered in 2005 for the Rotterdam part of the RandstadRail network, also operated by RET. Altogether, Bombardier has delivered 81 metros and sneltrams between 1998 and 2002, and the current generation is based on this proven technical concept. Over the years, Bombardier has greatly contributed to improving the attractiveness of public transport services and to increasing mobility for people travelling in and around Rotterdam.

Grego Peters, acting President for Bombardier Transportation's Light Rail Vehicles Division, stated: "This order underlines our long-lasting partnership with RET, built on the experience of both parties. The good cooperation and communication between Bombardier and RET made it possible to develop the actual concept of the vehicle."

The three-car vehicles have a total length of 42 meters with a passenger capacity of 270 (104 seated and 166 standees). During peak hours, up to three such units can be coupled to increase the capacity. Every vehicle has two areas for wheelchairs and prams while the seven double doors on both sides of the vehicle allow a smooth passenger flow. The vehicle is also equipped with modern ventilation and air-conditioning systems, and has low noise levels, comfortable seats, a modern information system as well as a modern design. The vehicles are equipped with the *BOMBARDIER* MITRAC** propulsion system.

Note to editors:
Useful market and company background facts and contact details follow.

A **photo** is available in our Multimedia Library at:
http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation in The Netherlands
Bombardier Transportation has been the Dutch Railways' (NS) supplier for more than 30 years and delivered the majority of its rolling stock. Recent important NS contracts include double-deck electrical multiple units (VIRM) and the Sprinter LightTrain, a project in consortium with Siemens. Bombardier is also refurbishing SGM rolling stock and received a contract from Prorail for the installation of ERTMS equipment on the Amsterdam-Utrecht line. In addition to the Rotterdam fleet, Bombardier delivered *FLEXITY* light rail vehicles to the transport authority of The Hague (HTM) for operation on the RijnGouwe line.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO SUPPLY 69 TURBOSTAR CARS TO PORTERBROOK LEASING IN 129 MILLION EURO CONTRACT FOR THE UK

FIRST ORDER FOR BOMBARDIER NEXT GENERATION UK "GREEN TRAINS"

Berlin, December 13, 2007 – Bombardier Transportation has won a major order for its next generation "Green Trains". The contract is for twelve 2-car trains and fifteen 3-car trains worth 129 million euros ($189 million US) and is from Porterbrook Leasing for train operator Govia for services on the London Midland franchise. The units will be delivered between Q1 2010 and with the final delivery by the end of Q2 2010.

Commenting on the order, President of Bombardier's Mainline & Metros Division, Stephane Rambaud-Measson, said: "I am delighted that Bombardier has won this important contract for our next generation DMU Class 172 vehicle. This vehicle will be the lightest modern DMU in its class and will meet the very latest standards in emissions. Using the modular platform of our award winning *TURBOSTAR* train, Bombardier is able to make step changes in technology and environmental attributes of the vehicle, whilst providing the financiers and operators with a proven, low-risk, and reliable product."

Production of the new *TURBOSTAR* trains will take place in Bombardier's Derby plant, with bogies being produced at Bombardier's Siegen site in Germany. The units will feature the renowned, sophisticated *BOMBARDIER MITRAC* system, offering proven reliability and energy efficiency and offering applications to secure safe and economically optimized traction power.

Colin Walton, Chairman of Bombardier in the UK, added: "Our new Green Trains, the next generation of *TURBOSTAR* trains, provide an environmentally-friendly product with lower weight, reduced CO_2 emissions, lower fuel consumption and the trains are made with over 90% recyclable materials. This order will allow us to re-start our *TURBOSTAR* production line providing much welcomed work for our Derby site. The new *TURBOSTAR* trains would also be an ideal replacement for the aging "Pacer" trains in the UK and I will be discussing this possibility with the operators of the Pacers in the near future."

Stephen Banaghan, Managing Director of London Midland said: "The new *TURBOSTAR* trains are good news for London Midland passengers. The trains will completely transform the travelling experience of people who are currently using the ageing Class 150s in the West Midlands, and will also assist us is meeting our targets for continuous improvement in punctuality and reliability."

Porterbrook Managing Director, Paul Francis, said "This will be the twenty fifth order that Porterbrook has placed for *TURBOSTAR* trains bringing our fleet to circa five hundred vehicles. This demonstrates our confidence in the product and we are delighted to be working with London Midland and Bombardier to develop the next generation of *TURBOSTAR* trains in the Class 172. With lower weight, better fuel efficiency and lower emissions the new train will help in improving further the environmental and sustainability benefits of rail"

Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

About Porterbrook Leasing
Porterbrook Leasing Company Limited ("Porterbrook") is a leading player in the rail leasing market.

Porterbrook has a rolling stock fleet of over 5,500 vehicles on lease or on order, which includes about 4,000 passenger vehicles. These are supplied under operating leases to 16 of the 21 Train Operating Companies (TOCs) within the UK. The company also provides ongoing train maintenance services.

Porterbrook has been highly successful in winning new train orders since privatisation, investing in over 1,500 new passenger vehicles and over 1,200 new freight locomotives and wagons, and in the refurbishment of much of its in-fleet equipment. In April 2000, the Porterbrook group of companies was acquired by Abbey National ("Abbey").

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

Porterbrook Leasing Limited
Keith Howard – Commercial Director
Tel: +44 (0)1332 262405

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO SUPPLY 160 MULTILEVEL COMMUTER RAIL CARS IN MONTREAL

LARGEST EVER COMMUTER RAIL CAR ORDER IN QUEBEC

Berlin, December 18, 2007 – Bombardier Transportation announced today it has won a contract valued at approximately 264 million euros ($381 million US, $386 million CAN) from the Government of Quebec to supply 160 Multilevel commuter rail cars for the Agence Métropolitaine de Transport (AMT) in Montréal. This order is based on a call for tender issued in February 2007. The contract includes a base order of 30 cars and options for 130 additional cars. The Government of Quebec has elected to exercise all available options.

The state-of-the-art, stainless-steel passenger rail cars are configured to operate on AMT's existing network and will also be introduced on the future *train de l'Est* line. Bombardier has a long history of providing quality rail solutions to Montréal, including the last delivery of 22 aluminum-construction *BOMBARDIER BiLevel* cars to the AMT. Specification for the new Multilevel cars complies with infrastructure parameters on the entire AMT network, allowing the cars to operate on any of the AMT's commuter rail lines.

William Spurr, President of Bombardier Transportation North America, said: "This contract illustrates the great confidence the Government of Quebec and the AMT have invested in our products, and we are happy to take part in the expansion of rail transportaton in the Montreal Metropolitain region. Like many other large cities around the world, metropolitan Montreal needs an efficient and modern transit system to facilate mobility and stimulate economic development. Investing in rail solutions is a concrete step towards sustainable development."

The Multilevel cars feature two main levels of passenger seating zones, as well as an intermediate level offering ergonomic seats in a comfortable and convenient interior design. In addition, the new cars include:

- Higher passenger capacity to better serve growing demand for commuter rail transportation. Depending on the car configuration (with or without washroom and/or operator's cab), each car is equipped with up to 142 ergonomic seats and can accommodate up to 200 passengers. The Multilevel car offers up to 30% more seated capacity than typical single-level cars;

- An audio-visual passenger-information system, equipped with a bi-directional interphone linking passengers and crew members. The system uses GPS technology to make announcements (next station, final destination, etc.) and to notify passengers in case of emergencies;

- Spacious intermediate-level areas with seats and space for bicycles;

- Fewer disturbances in passenger seating areas due to large side doors located at the intermediate level. These provide superior accessibility from high and low platforms;

- A completely accessible washroom module for disabled individuals (in specific cars offering this configuration).

The stainless-steel cars will be manufactured at Bombardier production facilities in La Pocatiere, Quebec. The La Pocatière site is currently manufacturing Multilevel cars for New Jersey Transit (NJT) in the United States. First delivery of the new Multilevel cars for the AMT is planned for the third quarter of 2009.

Bombardier is the only major passenger rail car manufacturer with a dedicated rail production and engineeering presence in Canada. Since its origins in 1974, Bombardier's rail business has manufactured close to 7,000 rail cars for domestic and export markets through its two Canadian manufacturing facilities in La Pocatière, Quebec and Thunder Bay, Ontario. It also operates engineering and administrative centers in Saint-Bruno, Quebec and Kingston, Ontario.

In Montréal, Bombardier has provided rail vehicles for the Montréal subway (1974), locomotive-hauled coaches for the Montréal Rigaud commuter rail line (1989), electric commuter vehicles for the Deux-Montagnes line (1992), and aluminum *BiLevel* cars for the Montréal-Rigaud line (2003).

Note to editors:
Useful company background facts and contact details follow.

Photos are available in our multimedia gallery at:
http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO PROVIDE FLEET PROVISION AND MAINTENANCE FOR EAST MIDLANDS TRAINS

SERVICE AGREEMENT OF 127 VEHICLES CLASS 222 MERIDIAN FLEET FOR NEW EAST MIDLANDS TRAINS FRANCHISE

Berlin, December 19, 2007 – Bombardier Transportation Services is pleased to announce it has won a Service Agreement with East Midlands Trains, part of the Stagecoach Group, for the fleet provision and maintenance of the 127 vehicle Class 222 Meridian Fleet, for the new East Midlands Trains Franchise. The contract commences November 2007 and lasts for the entire duration of the franchise. The order is valued at approximately 164 million euros ($ 236 million US).

The Fleet provision will principally be based at Etches Park with involvement of both St. Pancras and Crofton. Etches Park Depot will also see a significant upgrade programme completed over the next two years from East Midlands Trains.

This order has been the culmination of work between East Midlands Trains and Bombardier during the previous year to develop a Service package that supported the bid for the franchise. Both organizations are now mobilising to deliver a successful partnership and train services performance for the future.

The contract represents a good opportunity for Bombardier Transportation Services to contribute through its knowledge and experience of the Meridian/Voyager family of vehicles, and for East Midlands Trains it will underpin performance of the key fleet required for the franchise.

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: +1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: +49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: +46 8 681 5062

Russia
Alexander Bocharov: +7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: +44 1332 266470

Benelux and France
Anne Froger: +33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: +35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

DEUTSCHE BAHN ORDERS 64 DOUBLE-DECK COACHES FOR SCHLESWIG-HOLSTEIN IN GERMANY

NEW ORDER WILL INCREASE DB FLEET TO MORE THAN 1,600 VEHICLES

Berlin, December 20, 2007 – Bombardier Transportation announced today that it will supply 64 double-deck coaches to Deutsche Bahn (DB) AG for use in the Germany state of Schleswig-Holstein. The transaction is valued at approximately 90 million euros ($130 million US) and constitutes another firm order under a framework agreement signed in 2003. That agreement provided for acquisition of 298 double-deck coaches with options for a further 300. With today's announcement, DB has executed firm orders for 523 of the 598 vehicles available under the 2003 framework deal. DB now has more than 1,600 Bombardier double-deck coaches in operation or on order across Germany.

The new vehicles are to be used on the Eastern Network routes in Schleswig-Holstein, stretching from the city of Lübeck to Hamburg, Kiel, Lüneburg and Travemünde. Production is due to begin in the second quarter of 2008 at Bombardier's production plant in Görlitz, Germany. Bogies for the vehicles will be supplied by Bombardier facilities in Siegen, Germany. Vehicle deliveries will take place between October 2008 and October 2009.

"The reliability and outstanding quality of the double deck coaches make them a real best-seller", said Dr. Klaus Baur, Chairman and Chief Country Representative, Germany, Bombardier Transportation. "Their generous capacity also means that they are more cost-effective and environmentally-friendly to operate. They form a vital part of Deutsche Bahn's transport strategy, but also enjoy great popularity with rail operators and passengers in Luxembourg, Denmark and Israel."

The new vehicles, capable of speeds up to 160 km/h, will offer passengers on the Eastern Network routes state-of-the-art capabilities tailored to suit regional requirements. Features include full air-conditioning in both first- and second-class compartments, extremely comfortable seating, an innovative lighting system and exceptionally quiet ride characteristics. The control cars equipped with driver cabins will have an entrance designed for use by passengers with restricted mobility. Some control cars and trailer cars will also feature a passenger counting system.

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS 87 MILLION EURO FLEET MAINTENANCE CONTRACT WITH GO TRANSIT IN TORONTO

NEW AGREEMENT BUILDS ON DECADE OF SUCCESSFUL FLEET MAINTENANCE SERVICES FOR MAJOR TRANSIT AUTHORITY

Berlin, December 21, 2007 – Bombardier Transportation announced today that it has won a contract from the Greater Toronto Transit Authority (GO Transit) to provide fleet maintenance services for a commuter rail system serving Toronto and surrounding regions. The five-year contract, awarded following a competitive tender, is valued at approximately 87 million euros ($125 million US, $124 million CDN) and includes options for up to 15 additional years of service. Should GO Transit exercise all available options, the contract could reach an estimated value of 346 million euros ($497 million US, $496 million CDN).

"Rail services is a rapidly growing sector in our North American business, and we are very pleased to build on our successful relationship with one of the most important transit operators on the continent," said William Spurr, President, Bombardier Transportation – North America.

Mike Hardt, Vice President, Services, Bombardier Transportation – North America, commented: "Winning a competitive tender like this is a solid endorsement of the service Bombardier has provided to GO Transit over the past ten years. Our focus now is to maximize coordination across the operations and maintenance functions, and enhance the overall transit experience for riders in this region. We look forward to the challenge."

The new maintenance services contract comes on the heels of a separate agreement for fleet operations services signed by Bombardier and GO Transit in November. That contract, which was also awarded through a competitive tender, means that Bombardier will be responsible for both fleet operations and maintenance duties on GO Transit's commuter rail service over the next five years. Both contracts take effect in June 2008.

Bombardier has provided fleet maintenance services to GO Transit since 1997 and has also supplied more than 400 *BOMBARDIER BiLevel* rail coaches that make up the transit authority's commuter rail fleet. *BiLevel* coaches are produced in Canada at production facilities in Thunder Bay, Ontario.

GO Transit oversees one of the premier urban public transit systems in North America, transporting approximately 49 million passengers each year on bus and commuter rail

services. Its rail transit system moves an estimated 165,000 passengers each weekday via 181 trains, seven lines, 58 stations and more than 360 kilometers of rail routes.

Note to editors:
Useful market and company background facts and contact details follow.

A **photo** is available in our Multimedia Library at:
http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

Bombardier Rail Services Around the World
Bombardier is the world's leading supplier of rail services, including fleet maintenance, vehicle and component refurbishment, and materials solutions. Its Rail Services business maintains more than 8,000 rail cars for operators in Europe, the Americas and the Asia-Pacific region.

Bombardier Rail Services in the Americas

- Bombardier's rail services business provides fleet maintenance and/or operations services for commuter rail systems in Los Angeles, Boston, New Jersey, Ottawa, Miami, San Diego and Sao Paulo, Brazil.

- Bombardier also provides equipment overhaul and refurbishment services for rail vehicles and components. Current projects are being carried out for transit authorities in New York, Boston, Maryland, Cleveland, Salt Lake City and Sao Paulo.

- In addition, Bombardier supplies operations and maintenance services for fully automated rail systems and people movers in 12 North American cities.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

BOMBARDIER and *BiLevel* are trademarks of Bombardier Inc. or its subsidiaries.

FOR FURTHER INFORMATION PLEASE CONTACT:

Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS AGREEMENT WITH STIB FOR A TOTAL OF 102 ADDITIONAL TRAMS FOR BRUSSELS

MORE FLEXITY VEHICLES FOR THE CAPITAL OF EUROPE

Berlin, January 22, 2008 – Bombardier Transportation and the Brussels transport company (STIB) have signed an agreement for the delivery of 102 bi-directional *BOMBARDIER FLEXITY* Outlook trams, including a firm order for 87 vehicles. The contract is part of the five-year framework agreement concluded with STIB in October 2003. The order value of the 87 vehicles amounts to approximately 195 million euros ($285 million US). The delivery of the 100% low-floor trams is expected to take place between April 2009 and July 2012.

The 32 m long vehicles, featuring the reliable *BOMBARDIER MITRAC* propulsion and control system, will be manufactured at Bombardier's Bruges site in Belgium, while the bogies will be produced at the Siegen facility in Germany.

Over 300 vehicles of the same type are already in successful revenue service in the cities of Linz (Austria), Lodz (Poland), Eskisehir (Turkey), Geneva (Switzerland), Marseille (France), as well as in Valencia and Alicante (Spain), and will soon be put in operation in Innsbruck (Austria), Palermo (Italy), Augsburg and Krefeld (Germany).

Design Flanders recently awarded a Henry van de Velde Label 2007 to the Brussels *FLEXITY* Outlook tram and its contemporary interpretation of the Art Nouveau style. This quality label testifies to the authenticity, innovative thrust, creativity, finish, and added value of the product.

Note to editors:
Useful market and company background facts and contact details follow.

A **photo** is available in our Multimedia Library at:
http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation in Belgium
Bombardier Transportation is the Belgian leader in the rail equipment manufacturing and

servicing industry. With a workforce of approximately 850 people, Bombardier Transportation's site in Bruges designs and produces innovative technological projects, including double-deck passenger rail vehicles for the Belgian Railways (SNCB).

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria, Central and Eastern Europe
Jürgen Kornmann: + 49 30 986 07 1138

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and EU
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

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BOMBARDIER

PRESS RELEASE

BOMBARDIER EXTENDS MAINTENANCE CONTRACT WITH HSBC RAIL IN THE UK

AGREEMENT WILL CONTINUE MAINTENANCE OF HSBC RAIL'S ELECTRIC MULTIPLE UNITS TO 2014

Berlin, January 25, 2008 – Bombardier Transportation announced today that it has extended its maintenance contract with HSBC Rail (UK) Limited for a fleet of electric multiple units. The contract extension formed part of the terms of the original contract from 1994 and extends the existing maintenance services from 1st April 2008 to 31st March 2014. There is a further option to extend the period again through to 2021. The value of the contract extension is approximately 70 million euros ($104 million US).

Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and EU
Guy Hendrix: +32(0)22897341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

END